
12025969

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30303

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The Registrant)

By: The SunTrust Banks, Inc., Benefits Plan Committee, as Plan Administrator



Thomas E. Panther, Committee member and Senior Vice President, Director of Corporate Finance and Controller

Date: June 20, 2012



ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-50796, 333-91519, 333-86306, 333-132035 and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 20, 2012, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst & Young LLP

Atlanta, Georgia
June 20, 2012

1206-1368131

Audited Financial Statements and Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2011 and 2010 and for the
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



SunTrust Banks, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
June 20, 2012

1206-1368131

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Committee and Benefits Finance Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 20, 2012

1206-1367540

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2011	**2010**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 233,026,571**	$ 413,920,480
Mutual funds	**1,304,162,446**	1,133,351,150
Money market mutual fund	**115,080,260**	121,499,061
Collective trust fund	**–**	108,991,968
Total investments	**1,652,269,277**	1,777,762,659
Cash	**6,106,138**	6,013,017
Receivables:		
Notes receivable from participants	**66,892,236**	67,611,361
Due from broker for securities sold	**564,980**	1,179,698
Accrued interest and dividends	**506**	683
Employer contributions	**35,245,994**	6,217,869
Total receivables	**102,703,716**	75,009,611
Total assets	**1,761,079,131**	1,858,785,287
Liabilities		
Due to broker for securities purchased	**6,074,716**	5,927,586
Total liabilities	**6,074,716**	5,927,586
Net assets available for benefits	**$1,755,004,415**	$1,852,857,701

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions	
Contributions:	
Participant	$ 124,824,321
Rollover	6,633,074
Employer – company stock	12,051,371
Employer – cash	97,532,678
Total contributions	241,041,444
Dividends and interest income	22,680,222
Interest income on notes receivable from participants	2,992,821
Total additions	266,714,487
Deductions	
Benefit payments to participants	171,452,178
Net depreciation in fair value of investments	193,087,508
Asset management fees	28,087
Total deductions	364,567,773
Net decrease	(97,853,286)
Net assets available for benefits at beginning of year	1,852,857,701
Net assets available for benefits at end of year	$1,755,004,415

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The portion of the Plan invested in a company stock fund is an Employer Stock Ownership Plan (ESOP). Such a combination 401(k) Plan and ESOP is commonly called a KSOP. The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

Effective July 1, 2011, the Plan was amended to establish two fiduciary committees. The Benefits Plan Committee is responsible for the administration and operation of the Plan. The Chief Human Resources Officer of SunTrust Banks, Inc (the Company or Plan Sponsor) is Chairman of the Benefits Plan Committee. The Benefits Finance Committee is responsible for all financial decisions including Plan funding and investing. The Company's Chief Financial Officer is Chairman of the Benefits Finance Committee. The Chairman of each respective committee is responsible for appointing the other committee members.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Information about the Plan, benefit provisions is contained in the Plan document or the Plan's Summary Plan Description (SPD). Copies of these documents are available on the Company intranet site BENE Online or by contacting the SunTrust Benefits Service Center, "BENE."

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Effective January 1, 2011 employees whose first day of employment with SunTrust is on or after January 1, 2011 become 100% vested in Company matching or discretionary contributions upon the earlier of (1) the completion of two years of service, (2) the date employee is determined to be totally and permanently disabled under the Company's long-term disability (LTD) plan, or (3) date of death. Employees hired prior to January 1, 2011 are immediately 100% vested. New employees are automatically enrolled in the Plan at 3% of eligible compensation for the first 12 months of participation, 4% of eligible compensation for

1. Plan Description (continued)

the second year, 5% of eligible compensation for the third year, and 6% of eligible compensation for the fourth year and each subsequent year of participation. Participants will no l onger be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant deferrals or Roth contributions are permitted for 1% to 50% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Company matching contributions made in an amount equal to 100% of the first 5% of eligible compensation contributed by each participant are intended to satisfy a safe harbor contribution formula permitted under the IRC. By making the safe harbor matching contributions, the Plan will automatically satisfy the nondiscrimination requirements that would otherwise apply to the 401(k) contributions under the Plan. Participants may also make rollover contributions from other qualified plans and certain Individual Retirement Accounts (IRA).

A special one-time Company discretionary contribution will be made for the Plan year ending December 31, 2011, in an amount equal to 5% of eligible compensation on be half of eligible employees who (1) have completed 20 years of vesting service (benefit service as defined in the SunTrust Banks, Inc. Retirement Plan) or (2) have completed 10 years of vesting service (or benefit service as defined in the SunTrust Banks, Inc. Retirement Plan) and satisfy a "Rule of 60" (the sum of age and service equals or exceeds 60) as of December 31, 2011. Each such eligible employee must be an employee on December 30, 2011, or cease to be an employee by (i) reason of death, (ii) termination by reason of a reduction in force (iii) termination of employment after the attainment of the Retirement Age (age 55 with 5 years of service for this purpose), or (iv) due to a disability incurred during the Plan year.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match and discretionary contribution, distributions, loans, and the allocation of Plan earnings or losses. The allocation of Plan earnings or losses is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

1. Plan Description (continued)

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2011, interest rates on outstanding loans ranged from 4.25% to 11.5%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month prior to the date of the loan. Participants are charged administrative fees for the processing of any loan.

Investment Options

Participants may direct the investment of their contributions and their Company matching and discretionary contributions to the Plan in one or more of a number of investment funds in multiples of 1% of each type of contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their investment direction daily.

In 2011, SunTrust engaged an independent investment advisor, Financial Engines, to assist participants with investment decisions for their Plan accounts. Participants have the option to request investment recommendations online or they may choose to have Financial Engines professionally manage their account (Financial engines will decide how and when to transfer balances among investment options). Account assets under the professional asset management program are charged a fee based on a percent of the managed account balance. These fees are charged to the participant's account.

1. Plan Description (continued)

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain non-forfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from these estimates.

Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurement*, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

2. Summary of Significant Accounting Policies (continued)

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value (NAV) reported in the active market where the funds or underlying assets are traded on an active basis.

Collective trust fund: Valued on each business day at its reported NAV as determined by the issuer based on the underlying assets of the fund.

2. Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further fair value measurement disclosures.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2011, all administrative expenses for the Plan were paid by the Company except for (1) Participant loan fees; (2) wire transfer fees for direct rollovers; and (3) investment management fees payable to Financial Engines, Inc. Administrative expenses not paid by the Company were charged to the affected participant's account.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust common stock, with cash for any fractional shares, is also an available form of benefit payment. The record-keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurement* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on t he Plan's financial statements.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2011 and 2010, are as follows:

	2011	2010
SunTrust Banks, Inc. Common Stock	**$ 233,026,571**	$ 413,920,480
Vanguard Institutional Index Fund	**199,526,077**	**
Federated Prime Obligations Fund	**115,080,260**	121,499,061
Ridgeworth – Large Cap Growth	**111,374,609**	110,236,603
Ridgeworth – Investment Grade Bond	**110,569,569**	113,455,929
SunTrust 500 Index Fund	–	108,991,968

** Investment balance is less than 5% for respective Plan year.

During 2011, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) depreciated in fair value as follows:

	Net Depreciation, in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. Common Stock	$(161,401,937)
Mutual funds	(40,172,378)
Fair value determined by net asset value	
Collective trust fund	8,486,807
	$(193,087,508)

3. Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010.

		Fair Value Measurements at December 31, 2011 Using		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	$ 389,236,619	$ 389,236,619	$ –	$ –
Mid Cap Equity Funds	115,725,437	115,725,437	–	–
Small Cap Equity Funds	120,547,896	120,547,896	–	–
Balanced Funds	334,485,827	334,485,827	–	–
International Equity Funds	96,957,704	96,957,704	–	–
Fixed Income Funds	247,208,963	247,208,963	–	–
SunTrust Banks, Inc. common stock	233,026,571	233,026,571	–	–
Money market fund	115,080,260	115,080,260	–	–
	$ 1,652,269,277	$ 1,652,269,277	$ –	$ –

3. Investments (continued)

		Fair Value Measurements at December 31, 2010 Using		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	$ 277,713,449	$ 277,713,449	$ –	$ –
Mid Cap Equity Funds	89,689,880	89,689,880	–	–
Small Cap Equity Funds	122,595,503	122,595,503	–	–
Balanced Funds	323,316,189	323,316,189	–	–
International Equity Funds	106,243,417	106,243,417	–	–
Fixed Income Funds	213,792,712	213,792,712	–	–
SunTrust Banks, Inc. common stock	413,920,480	413,920,480	–	–
Money market fund	121,499,061	121,499,061	–	–
Collective trust fund[a]	108,991,968	–	108,991,968	–
	$ 1,777,762,659	$ 1,668,770,691	$ 108,991,968	$ –

[a] This category includes investments in a fund that seeks to emulate the performance of Standard and Poor's 500 Index, which is a benchmark index designed to measure the investment returns of stocks of large capitalization U.S. companies. The net asset value of the Fund is determined on each business day (valuation date). There are currently no redemption restrictions on these investments. Fund units are issued and redeemed based upon the net asset value per unit determined on the valuation date.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan all investments and income relating to all investments held by the Plan are transactions with parties-in-interest. These party-in-interest transactions are exempt from prohibited transaction rules under a class exemption for banks under ERISA. The Company's contributions are participant directed into the Plan's funds including common stock. At December 31, 2011 and 2010, the Plan held 13,165,343 and 14,026,448 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 23, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Subsequent Events

The Plan has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through June 20, 2012, the date the financial statements were issued.

7. Subsequent Events (continued)

Effective January 1, 2012, the Plan is amended to permit the Company to make discretionary contributions to the Plan to be determined annually and to increase Company matching contributions to 100% of the first 6%.

8. Reconciliation to Form 5500

As of December 31, 2011, the Plan had $998,242 of distributions, which had been requested but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with accounting standards generally accepted in the United States.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the Plan year ended December 31, 2011:

	December 31	
	2011	**2010**
Net assets available for benefits per the audited financial statements	**$ 1,755,004,415**	$ 1,852,857,701
Accrued benefit payments	**(998,242)**	(1,164,170)
Net assets available for benefits per the Form 5500	**$ 1,754,006,173**	$ 1,851,693,531

	Year Ended December 31, 2011
Benefit payments per the audited financial statements	$ 171,452,178
Accrued benefit payments:	
Current Year	998,242
Prior Year	(1,164,170)
Benefit payments per the Form 5500	$ 171,286,250

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	SunTrust Banks, Inc. common stock (d)	Common Stock	$ 233,026,571
*	RidgeWorth Large Cap Growth Stock Fund	Mutual Fund	111,374,609
*	RidgeWorth Small Cap Growth Stock Fund	Mutual Fund	85,312,833
*	RidgeWorth SEIX High Yield	Mutual Fund	39,962,877
*	RidgeWorth Large Cap Value Equity Income Fund	Mutual Fund	78,335,934
*	RidgeWorth Short-term Bond Fund	Mutual Fund	38,742,578
*	RidgeWorth Investment Grade Bond Fund	Mutual Fund	110,569,569
*	RidgeWorth Intl Equity Index Equity Fund	Mutual Fund	45,761,146
*	RidgeWorth Aggressive Growth Stock Equity Fund	Mutual Fund	49,708,298
	Massachusetts Financial Services Research Intl Fd	Mutual Fund	51,196,557
	Principle Mid Cap Blend Inst Fund	Mutual Fund	59,173,243
	Dreyfus Premier Small Cap Value Fund	Mutual Fund	35,235,062
	Dreyfus Institutional Reserves Treasury Prime Fund	Mutual Fund	18,209,027
	Vanguard Fixed Income Fund	Mutual Fund	39,724,912
	Vanguard Mid Cap Index Fund	Mutual Fund	56,552,194
	Vanguard Institutional Index Fund	Mutual Fund	199,526,077
	T. Rowe Price Retirement FDS INC 2010 FD	Mutual Fund	14,266,644
	T. Rowe Rowe Retirement FDS INC 2020 FD	Mutual Fund	47,749,625
	T. Rowe Rowe Retirement FDS INC 2030 FD	Mutual Fund	41,877,625
	T. Rowe Rowe Retirement FDS INC 2040 FD	Mutual Fund	22,299,246
	T. Rowe Rowe Retirement FDS INC Income FD	Mutual Fund	5,948,133
	T. Rowe Rowe Retirement FDS INC 2055 FD	Mutual Fund	5,381,985
	T. Rowe Rowe Retirement FDS INC 2050 FD	Mutual Fund	8,556,970
	T. Rowe Rowe Retirement FDS INC 2045 FD	Mutual Fund	15,894,657
	T. Rowe Rowe Retirement FDS INC 2035 FD	Mutual Fund	30,564,676
	T. Rowe Rowe Retirement FDS INC 2025 FD	Mutual Fund	46,609,597
	T. Rowe Rowe Retirement FDS INC 2015 FD	Mutual Fund	43,522,769
	T. Rowe Rowe Retirement FDS INC 2005 FD	Mutual Fund	2,105,603
	Total Mutual Funds		1,304,162,446
	Federated Prime Obligations Fund	Money Market Mutual Fund	115,080,260
*	Notes receivable from participants	Due at various times with interest rates from 4.25% to 11.5%	66,892,236
			$ 1,719,161,513

*Party in Interest, as defined by ERISA

(d) Cost information has not been included because all investments are participant directed.

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

